787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 29, 2014

John Ganley and Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock CoRI Funds File Nos. 811-22873 & 333-190251

Dear Messrs. Ganley and Eskildsen:

On behalf of BlackRock CoRI Funds (the “Trust”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Maria Gattuso by telephone on December 19, 20, and 23, 2013 and on January 15, 2014, regarding Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), that was filed with the Commission on October 21, 2013, with respect to its series, BlackRock CoRI 2015 Fund, BlackRock CoRI 2017 Fund, BlackRock CoRI 2019 Fund, BlackRock CoRI 2021 Fund, and BlackRock CoRI 2023 Fund (each, a “Fund” and collectively, the “Funds”).

We have discussed the Staff’s comments, which are restated below in italicized text, with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Although the comments and the responses are generally made with respect to one Fund (the BlackRock CoRI 2015 Fund) for ease of reference, any changes made in response to the Staff’s comments will be made with respect to all Funds, to the extent applicable. In addition, changes made in the Summary Prospectuses will be reflected in the Statutory Prospectus, to the extent necessary and appropriate. Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”), which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment. We hereby notify the Staff that the Trust intends to request acceleration of the effective date of the Amendment pursuant to Rule 461 of the Securities Act.

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January 29, 2014

PROSPECTUS

Fund Overview — Key Facts about BlackRock CoRI 2015 Fund

Comment No. 1:                   Insert the objective of the CoRI Index under the objective of the fund. Consider using language from pre-maturity and post-maturity periods of “overview” section (“the CoRI Index 2015 will, in turn, seek to track the changes over time in the expected median cost of lifetime income for an individual turning 65 in the year 2015, adjusted to present value”), but restate in plain English.

Response:                The requested changes have been made.

Comment No. 2:                   Revise the term “cost of lifetime income” in plain English.

Response:                The requested change has been made.

Comment No. 3:                   Do not use the term “Maturity Date” to refer to year in which an investor turns 65; please use a different term.

Response:                The requested changes have been made. Specifically, the term “Maturity Date” has been replaced throughout the prospectus with the term “Reference Date”.

Principal Investment Strategies of the Fund — Overview

Comment No. 4:                   The third paragraph of the “Post-Maturity Date Period” subsection states “the Fund may seek to increase the amount of distributions to investors during the Post-Maturity Date Period, which may include returns of capital.” Could return of capital potentially be a principal risk of the CoRI 2015 Fund? To the extent that “return of capital” could potentially be a principal risk of the Funds, consider whether “return of capital” should be disclosed as a principal risk factor.

Response:                Disclosure about the risks of “return of capital” has been added under “tax risk” in the section of the prospectus entitled “Principal Risks of Investing in the Fund”.

Principal Investment Strategies of the Fund — Principal Investment Strategies

Comment No. 5:                   Will the CoRI Indexes’ portfolio of bonds be published?

Response:                The portfolio of bonds held by each CoRI Index will not published publicly.

Comment No. 6:                   The first paragraph of “Principal Investment Strategies” discusses the general number and types of securities and instruments that will comprise a CoRI Index’s bond portfolio. Please describe more information about the current composition of the index’s portfolio (for example, as shown on the CoRI Index website in pie chart form) and, if there is an expectation of how the composition of each CoRI Index’s portfolio will change over time, please describe how the portfolio composition is expected to change as the Maturity Date approaches (i.e., as of a recent date, the CoRI Index 2015 was comprised of 50% corporate securities and 50% government securities. The weighting of the government component is expected to increase and the corporate securities component is

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expected to decrease as the Maturity Date approaches).

Response:                A description of the current composition of each CoRI Index’s portfolio has been added. The holdings and weightings of each CoRI Index’s portfolio may change over time depending on market conditions and, therefore, there is no expectation that any one component of the CoRI Index’s portfolio will either increase or decrease over time.

Comment No. 7:                   Add a brief description of the CoRI Index methodology in the Principal Investment Strategies section (consider taking language from the Index Risk disclosure).

Response:                The requested change has been made.

Comment No. 8:                   Add disclosure regarding how the bonds are selected for a CoRI Index’s portfolio.

Response:                The requested change has been made.

Comment No. 9:                   Please revise the second paragraph of this section to state that if the 80% policy is changed, shareholders will be provided with 60 (rather than 30) days’ prior notice.

Response:                The requested change has been made.

Comment No. 10:               The first sentence of the fifth paragraph of this section states: “BlackRock may utilize a systematic active portfolio overlay strategy that relies on proprietary quantitative models to seek to provide long-term investment results, net of fees, that correspond to the total return of the CoRI Index 2015.” Please (a) revise this statement in plain English, and (b) consider whether this disclosure is necessary.

Response:                The above-referenced sentence regarding the Fund’s overlay strategy has been revised as requested. The Trust has considered the Staff’s comment on the need for this disclosure and respectfully submits that, in its view, it is relevant and necessary.

Comment No. 11:               Are all of the derivatives instruments described in the seventh paragraph of this section part of the Fund’s principal strategies? Consider cutting down.

Response:                The Trust has reviewed the above-referenced paragraph and respectfully submits that the disclosure is applicable to the Fund as stated.

Principal Risks of Investing in the Fund

Comment No. 12:               Consider whether the following are really principal risks: (1) Emerging markets risk; (2) Foreign securities risk; (3) High portfolio turnover risk.

Response:                The Trust has reviewed the above-referenced risks and confirms that emerging markets risk, foreign securities risk, and high portfolio turnover risk are principal risks of the Funds. Accordingly, no changes have been made.

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Comment No. 13:               Please break up Index Risk using subheadings or sub-risks (i.e., methodology, tracking, index provider, etc.).

Response:                The requested changes have been made.

Comment No. 14:               In our review of BlackRock’s website concerning the CoRI Index Methodology, we learned that municipal bonds will be excluded from the universe of fixed-income securities held in each CoRI Index’s bond portfolio. In our review of the Registration Statement, we noticed that municipal securities are currently listed in the “Principal Investment Strategies” section of the prospectus as other types of securities in which each Fund may invest (i.e., the 20% bucket), and municipal securities risk is listed as a principal risk of investing in each Fund. Given that municipal securities are excluded from each Fund’s 80% investment policy, should municipal securities risk be listed as a secondary risk, rather than as a principal risk? Consider moving municipal securities risk to “Details About the Funds — Other Risks of Investing in the Funds.”

Response:                The Trust has considered the Staff’s suggestion and has confirmed that municipal securities risk is a principal risk factor of the Funds. Accordingly, no change has been made.

Comment No. 15:               Please make Interest Rate Risk more prominent. In order to illustrate how the Fund’s duration, which is discussed in the Principal Investment Strategies section, plays into interest rate risk, please add an example of what the Fund’s current duration is and the potential effect on the Fund if interest rates increase by a given percentage (i.e., if interest rates increase by 20%, the value of the Fund’s portfolio is expected to drop by 20%).

Response:                The requested changes have been made.

Details About the Funds — How Each Fund Invests — Fund Overview

Comment No. 16:               Please revise the second sentence in the first paragraph of the subsection entitled “Post-Maturity Date Period” as follows: “The final liquidation, as well as any share redemptions prior thereto, will be a taxable transaction to investors, unless held in a tax-deferred account.”

Response:                The requested change has been made.

Details About the Funds — How Each Fund Invests — Index Overview

Comment No. 17:               Please add disclosure to the Statutory Prospectus that the CoRI Indexes are rules-based indexes.

Response:                The requested change has been made.

Comment No. 18:               Consider whether the second paragraph of this section belongs in the Index Methodology section.

Response:                As suggested, the second paragraph of the “Index Overview” section has been moved to

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the “Index Methodology” section.

Comment No. 19:               The third paragraph of this section currently states: “Each CoRI Index is comprised of a portfolio of securities that is constructed and periodically rebalanced to approximate the characteristics of the factors driving the cost of lifetime income for an individual turning 65 in the Maturity Year.” Please add disclosure about the bond portfolio construction (i.e., how securities are selected) and consider moving this paragraph into the Index Methodology section.

Response:                The requested disclosure has been added to the “Index Overview” section. The Trust respectfully declines to move this disclosure to the “Index Methodology” section.

Details About the Funds — How Each Fund Invests — Index Methodology

Comment No. 20:               Please restate in plain English references to “the general appetite insurance companies have for entering into lifetime income contracts.”

Response:                The requested change has been made.

Comment No. 21:               Add disclosure regarding the effect on a Fund’s bond portfolio if interest rates increase (i.e., will the bonds held in the portfolio be of lesser quality?).

Response:                The Trust respectfully submits that the quality of the bonds held in a Fund’s bond portfolio would not be affected by an increase in interest rates because, as interest rates increase, the cost of lifetime income decreases and a commensurate decrease in the value of a Fund’s bond portfolio would be consistent with the Fund’s objective of tracking the changes in the cost of lifetime income. Accordingly, no additional disclosure has been added.

Comment No. 22:               In order to separate the Index Methodology section from the examples regarding the use of the CoRI Index Levels, please insert a heading above the examples (i.e., “How Investors Can Use the CoRI Levels” or whatever heading is appropriate).

Response:                The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

Comment No. 23:               Fundamental Investment Restriction No. 1 says the Funds will not concentrate except to the extent that its benchmark index concentrates. The Staff is of the view that Sections 8(b)(1) and 13(a)(3) of the 1940 Act prohibit a fund from reserving the freedom of action to concentrate pursuant to management’s investment discretion, without shareholder approval, unless the statement of investment policy clearly indicates when and under what specific conditions any changes between concentration and non-concentration would be made. Given that the Affiliated Index Provider is an affiliated person of BlackRock and the Funds, please either (a) revise the concentration policy so that the Funds will not concentrate or (b) confirm that the investment professionals of BlackRock are walled-off from the employees of the Affiliated Index Provider.

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Response:                The Trust confirms that there are information barriers in place between the BlackRock Index Services Group, of which the Affiliated Index Provider is a part, and other parts of BlackRock, including its Portfolio Management Group, of which the investment professionals of the Funds’ adviser and subadviser are a part (“PMG personnel”). BlackRock, Inc. and its subsidiaries (the “Firm”) maintains written policies and procedures governing these information barriers and the treatment of confidential and/or material, non-public information relating to the activities of the Affiliated Index Provider (the “Information Barrier Procedures”). The Information Barrier Procedures are designed to prevent the improper sharing of “Restricted Information”, which includes, but is not limited to, confidential and/or material, non-public information relating to index services, including proprietary product information, specific index weightings, component securities, and nonpublic information relating to rebalancing and reconstitution of indexes, including the CoRI Indexes.

The information barriers are designed to prevent the flow of information between those persons in possession of Restricted Information, who “need to know” that information in order to conduct their jobs or provide services to clients (i.e., employees of the Affiliated Index Provider), and those persons within the Firm who do not “need to know” the information (i.e., PMG personnel). With respect to the Affiliated Index Provider’s activities, the individuals who may be granted access to Restricted Information (“Access Persons”) includes employees of the Affiliated Index Provider, and may also include other personnel to the extent they comply with the Firm’s “Over the Wall” procedures and the Information Barrier Procedures generally. Although Access Persons of the Affiliated Index Provider may share Restricted Information with certain Firm employees on a “need to know” basis and in compliance with the Firm’s Information Barrier Procedures, under no circumstances may Access Persons or employees of the Affiliated Index Provider share Restricted Information with any PMG personnel. Specifically, PMG personnel will never be considered Access Persons, “Over the Wall” persons, or persons with a “need to know” with respect to information regarding the CoRI Indexes. Accordingly, PMG personnel will receive CoRI Index-related information at the same time (and no sooner) than it is disclosed publicly and/or to other index subscribers or third-party licensees. Moreover, all of the rules relating to the construction, maintenance, calculation and dissemination of the CoRI Indexes are set out in a manual prepared by the Affiliated Index Provider (the “Rule Book”). A third party calculation agent uses the Rule Book to determine the securities included in the CoRI Index. Accordingly, neither BlackRock nor PMG personnel have any input or influence over the construction of a CoRI Index’s bond portfolio or the calculation of the CoRI Index Level.

Based on the informational barriers described above, the Trust submits that the employees of the Affiliated Index Provider and PMG personnel are sufficiently walled off from each other to prevent improper sharing of Restricted Information about the composition of the CoRI Indexes prior to it being made public or otherwise available to other third party licensees. Accordingly, the Trust respectfully submits that it is appropriate for the Funds to retain their current concentration policy as set out in the Registration Statement.

Financial Statements

Comment No. 24:               Note 4 of the Notes to Financial Statements states that: “Upon commencement of operations, organization costs associated with the establishment of the Funds will be expensed by the Funds and reimbursed by the Manager.” Organization expenses are recorded when incurred, not

January 29, 2014

at commencement of operations. Reference is made to accounting guidance in Financial Accounting Standards Board (FASB) ASC 720-15-25-1 and AICPA Audit and Accounting Guide: Investment Companies, Chapter 8.26 (AAG-INV 8.26).  Therefore please include a statement of operations showing the organization expenses and waiver.

Response:                The Trust agrees with the Staff’s interpretation of FASB ASC 720-15-25-1 and AAG-INV 8.26 as providing that organization expenses are recorded when incurred, rather than upon commencement of operations. However, the Trust does not believe that it is required to include a statement of operations showing the organization expenses until the Funds’ commencement of operations. Specifically, AICPA Audit and Accounting Guide: Investment Companies, Chapter 1.30.b, provides that a seed statement of operations is necessary only when the fund sponsor does not pay the organization costs.1 The Trust respectfully submits that because the Manager will pay for the organization expenses of the Funds, a seed statement of operations is not required and, accordingly, the suggested change has not been made. Nevertheless, the Trust confirms that the Funds’ first financial statements filed with the Commission following the commencement of operations will include a statement of operations showing organization expenses in accordance with FASB ASC 720-15-25-1 and AAG-INV 8.26.

Comment No. 25:               Clearly state in Note 4 of the Notes to Financial Statements whether the organizational expenses associated with the establishment of the Funds will be subject to recoupment.  If they are subject to recoupment, please provide a “FAS 5” analysis supporting why a liability should not be booked for the recoupment amount.

Response:                The Trust confirms that the organizational expenses associated with the establishment of the Funds will not be subject to recoupment. Accordingly, Note 4 of the Notes to Financial Statements has been revised to read as follows:

Organization costs associated with the establishment of the Funds will be expensed by the Funds and reimbursed by the Manager. Such organization costs are not subject to recoupment. Offering costs are amortized over a 12-month period beginning with the commencement of operations.

* * * * * * *

1 See AAG-INV 1.30.b (“When an investment company incurs organization costs that are not paid for and assumed by the fund sponsor, a “seed statement of operations” for the period from the organization date to the date of the statement of assets and liabilities for seed capital is also required (see chapter 8, “Other Accounts and Considerations,” of this guide)”).

January 29, 2014

We believe that the above responses adequately respond to the concerns raised in your comment letter. Please do not hesitate to contact me at (212) 728-8813 or Maria Gattuso at (212) 728-8294 if you have comments or if you require additional information regarding the Trust.

Respectfully submitted,

/s/ Diana N. Huffman

Diana N. Huffman

cc:	Ben Archibald, Esq. Gregory Daddario, Esq. Maria Gattuso, Esq.